UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No          X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice of Repayment of Public Fund Preferred Shares, Repurchase of Own Shares and

Repurchase through ToSTNeT-2

Tokyo, December 6, 2005—Mitsubishi UFJ Financial Group, Inc. (President & CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces that the Company had made proposals to Deposit Insurance Corporation of Japan (the “DIC”) through the Resolution and Collection Corporation (the “RCC”), with respect to a portion of Class 8 and 12 Preferred Shares of the Company which had been subscribed by the RCC, for the transfer to the Norinchukin Bank, and for the partial conversion into Ordinary Shares of the Company and for the disposal by the RCC of the Ordinary Shares issued upon the conversion, as described in the following Section 1, and such proposals were approved today.

The Company also announces that, with a view to the disposal by the RCC of the Ordinary Shares issued upon such conversion, the repurchase of its own shares and the specific method for such repurchase as described in the following Section 2 were resolved at the meeting of the Board of Directors of the Company today pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan and Article 6, Paragraph 1 of the Articles of Incorporation of the Company. In addition to the resolution with respect to such repurchase of its own shares, the Company announces that it was resolved that the repurchase of its own shares, which was announced by the Company on October 4, 2005, be terminated upon the repurchase effected on October 5, 2005, as described in the following Section 3.

PARTICULAR

1.	Repayment of Public Fund Preferred Shares

(1)	Transfer to the Norinchukin Bank

This transfer shall be arranged for the capital alliance between the Norinchukin Bank and the Company which constitutes a part of the strategic business and capital alliance in retail business under the Basic Agreement executed on November 14, 2005.

Name	Class 8 Preferred Shares	Class 12 Preferred Shares
Aggregate Amount of Transfer	¥55,425,780,000	¥45,969,280,000
Number of Preferred Shares to be Transferred	17,700 shares	22,400 shares
Expected date of Transfer	December 9, 2005	December 9, 2005

(2)	Conversion of Preferred Shares into Ordinary Shares

Name	Class 8 Preferred Shares	Class 12 Preferred Shares
Aggregate Amount of Conversion	¥155,700,000,000	¥24,700,000,000
Number of Preferred Shares to be Converted	51,900 shares	24,700 shares
Conversion Price	¥1,693,500	¥796,000
Date on Which Conversion is Requested	December 6, 2005	December 6, 2005
Number of Ordinary Shares Issued upon Conversion	91,939.77 shares	31,030.15 shares

(3)	Disposal by the RCC of Ordinary Shares Issued upon Conversion

The Company will repurchase the Ordinary Shares issued upon the conversion as its own shares in accordance with the following Section 2. The Company had requested the DIC through the RCC to demand that the Company purchases any shares representing fractional numbers less than one (1) (0.77 shares and 0.15 shares) pursuant to the provisions of Article 220-6 of the Commercial Code of Japan, and such request was approved.

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2.	Repurchase of Own Shares

(1)	Reason for Repurchase of Own Shares

The Company’s main purpose is to repurchase the Ordinary Shares issued upon the conversion of the public fund preferred shares.

(2)	Outline of Repurchase

Type of Shares to be Repurchased	Ordinary Shares of the Company
Aggregate Number of Shares to be Repurchased	Up to 128,834.00 shares
Aggregate Amount of Repurchase Price	Up to ¥210,000,000,000

(3)	Specific Method of Repurchase

Method of Repurchase	The Company will make a order to purchase through ToSTNeT-2 of the Tokyo Stock Exchange (closing price orders) which shall be executed at 8:45 a.m. on December 7, 2005 at ¥1,630,000 per share, today’s (December 6, 2005) closing price of Ordinary Shares of the Company traded on the Tokyo Stock Exchange. The trading system and trading hour shall not be changed to other trading systems or trading hours, and such purchase order shall be made at such trading hour only.

Type of Shares to be Repurchased	Ordinary Shares of the Company

Aggregate Number of Shares to be Repurchased	128,834.00 shares (Note 1) (Note 2)

(Note 1)	The aggregate number of shares to be repurchased shall not be changed. However, a part of or all of such shares may not be repurchased due to market conditions, etc.
(Note 2)	The shares for which orders to sell have been made shall be repurchased up to the number of shares scheduled to be repurchased.

(4)	Publication of Repurchase Results

The results of the repurchase shall be published after completion of transaction executed at 8:45 a.m. on December 7, 2005.

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3.	Termination of Repurchase of Own Shares

Due to the resolution of the repurchase of its own shares described in the Section 2 above, the repurchase of its own shares, which was announced by the Company on October 4, 2005, shall be terminated upon the repurchase effected on October 5, 2005 as follows.

Types of shares that were repurchased	Ordinary shares of the company
Aggregate number of shares that were repurchased	256,159 shares
Repurchase price	¥1,400,000
Aggregate number of repurchase price	¥358,622,600,000
Date of repurchase	October 5, 2005
Method of repurchase	Purchase through ToSTNeT-2 of the Tokyo Stock Exchange (closing price order)

(Reference) Contents of the resolution of the board of directors regarding repurchase of own shares on October 4, 2005:

Type of Shares to be Repurchased	Ordinary Shares of the Company
Aggregate Number of Shares to be Repurchased	Up to 262,500.00 shares
Aggregate Amount of Repurchase Price	Up to ¥367,500,000,000

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

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